UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

RESOLUTIONS ADOPTED AT THE

GENERAL ORDINARY SHAREHOLDERS’ MEETING

AND GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING FOR

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

ON APRIL 26, 2016

Guadalajara, Jalisco, Mexico, April 27, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the resolutions adopted at the Annual General Ordinary and Extraordinary Shareholders’ Meeting on April 26, 2016 to be the following:

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

I: In accordance with Article 28, Section IV of the Mexican Securities Market Law, the following items are APPROVED:

a.	The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2015, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an individual basis in accordance with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”) as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards, based on the Company’s most recent financial statements under both norms.

b.	The Board of Directors’ comments to the Chief Executive Officer’s report.

c.	The Board of Directors’ report in accordance with Article 172, clause b, of the Mexican General Corporations Law, regarding the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

d.	The report on operations and activities undertaken by the Board of Directors during the fiscal year ended December 31, 2015, pursuant to the Mexican Securities Market Law.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

e.	The annual report on the activities undertaken by the Audit and Corporate Practices Committee in accordance with Article 43 of the Mexican Securities Market Law. Ratification of the actions of the various committees, and release from further obligations.

f.	The report on the Company’s compliance with tax obligations for the fiscal year of January 1 to December 31, 2014. Instruction to Company officials to comply with tax obligations corresponding to the fiscal year of January 1 to December 31, 2015, in accordance with Article 26, Section III of the Mexican Fiscal Code.

II.	Release for the members of our board of directors and the officers of the Company from further obligations in the fulfillment of their duties.

III.	Approval of the Company’s financial statements on an individual basis in accordance with Mexican GAAP for purposes of calculating the legal reserves, net income, fiscal effects related to dividend payments, and the capital reduction, as applicable, and approval of the financial statements of the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards for their publication to financial markets, with respect to operations during the January 1 to December 31, 2015 fiscal period; and approval of the external auditor’s report regarding the aforementioned financial statements.

IV.	Approval of the Company’s net income for the fiscal year ended December 31, 2015, reported in the individual Financial Statements audited in accordance with Mexican GAAP presented in point III of the Agenda, above, which was Ps. 2,404,000,331.00 (TWO BILLION, FOUR HUNDRED AND FOUR MILLION, THREE HUNDRED AND THIRTY ONE PESOS 00/100 M.N.), the allocation of 5% (FIVE PERCENT) of this amount, or Ps.120,200,017.00 (ONE HUNDRED AND TWENTY MILLION, TWO HUNDRED THOUSAND AND SEVENTEEN PESOS 00/100 M.N.), towards increasing the Company’s legal reserves, with the remaining balance of Ps. 2,283,800,314.00 (TWO BILLION, TWO HUNDRED EIGHTY THREE MILLION, EIGHT HUNDRED THOUSAND, THREE HUNDRED AND FOURTEEN PESOS 00/100 M.N.), to be allocated to the account for net income pending allocation.

V.	Approval of the allocation from the account for net income pending allocation, of an amount equal to Ps. 2,287,572,162.00 (TWO BILLION, TWO HUNDRED EIGHTY SEVEN MILLION, FIVE HUNDRED SEVENY TWO THOUSAND, ONE HUNDRED AND SIXTY TWO 00/100 M.N.), for declaring a dividend equal to Ps. 4.07 (FOUR PESOS AND SEVEN CENTS) per share, to be distributed equally among each share outstanding as of the payment date, excluding the shares repurchased by the Company as of each payment date in accordance with Article 56 of the Mexican Securities Market Law;

any amounts of net income pending allocation remaining after the payment of such dividend will remain in the account for net income pending allocation. The dividend will be paid in the following manner:

i)	Ps. 2.28 (TWO PESOS 28/100 M.N.) per share, to be distributed before August 31, 2016; and

ii)	Ps. 1.79 (ONE PESO 79/100 M.N.) per share, to be distributed before December 31, 2016.

VI.	Approval for the cancellation of any amounts outstanding under the share repurchase program approved at the Ordinary Shareholders’ Meeting that took place on April 21, 2015 for Ps. 850,000,000.00 (EIGHT HUNDRED AND FIFTY MILLION PESOS 00/100 M.N.) and approval of Ps. 950,000,000.00 (NINE HUNDRED AND FIFTY MILLION PESOS 00/100 M.N.) as the maximum amount to be allocated toward the repurchase of the Company’s shares or credit instruments that represent those shares for the 12-month period after April 26, 2016, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VII.	The ratification of the four members of the Board of Directors and their respective alternates named by the Series “BB” shareholders as follows:

Proprietary	Alternate
Laura Díez Barroso Azcárraga	Carlos Laviada Ocejo
Eduardo Sánchez Navarro Redo	Carlos Alberto Rohm Campos
Francisco Javier Marín San Andrés	Rodrigo Marabini Ruiz
Juan Gallardo Thurlow	Alejandro Cortina Gallardo

VIII.	Designation by Infraestructura y Transportes México, S.A. de C.V., of Mr. Alfredo de Jesus Casar Pérez as member to the Board of Directors, named in accordance with the corresponding legal parameters.

IX.	Ratification of Mr. Carlos Cárdenas Guzmán, Mr. Joaquín Vargas Guajardo, Mr. Ángel Losada Moreno, Mr. Roberto Servitje Achutegui, Mr. Álvaro Fernández Garza and Mr. Juan Diez-Canedo Ruiz,, as members of the Board, designated by the Series “B” shareholders.

As of this date, the Board of Directors will be comprised of the following:

Proprietary	Alternate
Laura Díez Barroso Azcárraga	Carlos Laviada Ocejo
Eduardo Sánchez Navarro Redo	Carlos Alberto Rohm Campos
Francisco Javier Marín San Andrés	Rodrigo Marabini Ruiz
Juan Gallardo Thurlow	Alejandro Cortina Gallardo
Carlos Cárdenas Guzmán	Not applicable

Joaquín Vargas Guajardo	Not applicable
Álvaro Fernández Garza	Not applicable
Juan Diez-Canedo Ruiz	Not applicable
Ángel Losada Moreno	Not applicable
Roberto Servitje Achutegui	Not applicable
Alfredo de Jesus Casar Pérez	Not applicable

X.	Ratification of Ms. Laura Diez Barroso Azcárraga as the Company’s Chairman of the Board of Directors, and the ratification of Mr. Carlos Laviada Ocejo as Alternate, in accordance with Article 16 of the Company’s by-laws.

XI.	Approval of the compensation paid to the members of the Company’s Board of Directors during the 2015 fiscal year and approval of the compensation to be paid in 2016, which will be the same as the compensation for 2015.

XII.	Ratification of Mr. Álvaro Fernández Garza, as member of the Board of Directors designated by the Series “B” shareholders to serve as a member of the Company’s Nominations and Compensation Committee, in accordance with Article 28 of the Company’s by-laws.

XIII.	Ratification of Carlos Cárdenas Guzmán as President of the Audit and Corporate Practices Committee.

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

MEETING AGENDA

I.	Approval to reduce the Company’s capital stock by Ps. 1,750,166,571.51 (ONE BILLION SEVEN HUNDRED AND FIFTY MILLION ONE HUNDRED SIXTY SIX THOUSAND FIVE HUNDRED SEVENTY ONE PESOS 51/100 M.N.) and a consequent payment to shareholders of Ps. 3.33 per outstanding share (THREE PESOS AND THIRTHY THREE CENTS) thereby is approved amending the first paragraph of Article 6 of the Company’s by-laws.

Sergio Enrique Flores Ochoa

Secretary of the Board of Directors

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  April 27, 2016